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CONTACTS:
LORUS THERAPEUTICS INC.                    CANADIAN MEDIA CONTACT:                  US MEDIA CONTACT:

Corporate Communications                   Hugh Mansfield                           Amy Banek
Grace Tse                                  Mansfield Communications Inc.            Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380              Tel:  (416) 599-0024                     Tel:  (212) 370-5045
Email:   ir@lorusthera.com                 Email:  hugh@mcipr.com                   E-mail:  amy@mcipr.com
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      LORUS PRESENTS VIRULIZIN(R) RESULTS AT 20TH NATIONAL MEDICAL MEETING
                  OF THE "INSTITUTO NACIONAL DE CANCEROLOGIA"

         - COMPANY PRESENTS VIRULIZIN(R) TO LATIN AMERICAN ONCOLOGISTS -


TSE:              LOR
OTC BB:           LORFF

TORONTO, CANADA, FEBRUARY 21, 2003 - Lorus Therapeutics Inc. ("Lorus") is pleased to announce that its lead immunotherapy drug, Virulizin(R), will be featured today at a symposium at the 20th National Medical Meeting of the "Instituto Nacional de Cancerologia" (INCan) in Mexico City. The conference is attended by leading scientists and oncologists from Latin America and around the world.

Lorus senior management, scientific advisors and clinical investigators will present on Lorus' extensive discovery and clinical programs related to Virulizin(R). Ms. Suzanne Cadden, vice president of clinical and regulatory affairs will chair a symposium where Dr. J. G. de la Garza Salazar, director general of the INCan; Dr. M. Thirlwell of McGill University; and Dr. D. Braun of the Ohio Cancer Center will present their clinical and research experience pertaining to Virulizin(R) in the treatment of malignant melanoma to a select group of leading oncologists.

Also at the conference, Dr. A. H. Young, senior vice president and chief technology officer at Lorus will give a scientific presentation, entitled 'Virulizin(R), a novel immunotherapeutic agent, inhibits human tumor growth by activation of macrophages and NK cells.'

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Virulizin(R) has been shown to be a non-toxic immunotherapy that recruits natural killer cells, moncoytes and macrophages, to attack tumor cells. In pre-clinical and clinical studies, Virulizin(R) has proven to be well-tolerated and an effective drug capable of antitumor activity in a range of cancer types, such as malignant melanoma and pancreatic cancer.

Virulizin(R) for the treatment of malignant melanoma is approved in Mexico and is commercially available in Mexico through Lorus' marketing partner Mayne Pharma. Commercial orders originally anticipated in 2002 were taken in early 2003 following routine regulatory and quality assurance testing by Mexican authorities.

"Today's presentations of Virulizin(R) at INCan are important to the ongoing commercialization process of the drug in Mexico," said Dr. Jim Wright, CEO, Lorus. "The INCan meeting is one of Latin America's most significant educational events for the oncology community. We, along with Mayne Pharma, are delighted to have the opportunity to present our scientific and clinical results to this respected and influential group of oncologists."

In other related news, Virulizin(R)is also in a multi-centre Phase III clinical trial in North America for the treatment of pancreatic cancer.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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